

February 17, 2012

Via E-Mail
Mr. Dean L. Cash
ATEL Growth Capital Fund 8, LLC
600 California Street, 6th Floor
San Francisco, California 94108

> **Re:** **ATEL Growth Capital Fund 8, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-178629**

Dear Mr. Cash:

We have reviewed your registration statement and sales material have the following comments.

Supplemental Sales Literature

1. Please ensure that the percentages of the ATEL prior programs' investments in each industry sector by capital invested in the Origins by Industry pie chart on page 31 are consistent with the percentages in the chart on page 9 of the sales material.

2. There is more specificity in the General Criteria and ATEL Strategy sections of the sales material on page 5 than in the prospectus. If you expect to use these criteria as your overall strategy, please disclose these criteria with more specificity in the prospectus. For example, the sales material discloses that the warrants will equal 4% to 6% of the face amount of the note. However, the prospectus generally discloses that the Fund may seek warrants or other rights to acquire equity in its privately held financing customers.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
       Paul J. Derenthal, Esq.